                                                               Exhibit (g)(1)
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                     (Thousands)
-----------------------------------------------------------------------------

                                            June 30, 1997   December 31, 1996
                                            -------------   -----------------
                                             (Unaudited)
CURRENT ASSETS
  Cash and cash equivalents                   $  1,297          $  1,179
  Accounts receivable                            6,377             5,269
  Reimbursable construction costs                  892             1,794
  Materials and supplies                           732             1,179
  Deferred income taxes                            332               332
  Prepaid expenses                                 966               730
  Other current assets                             149               369
                                              --------          --------
  Total Current Assets                          10,745            10,852

PROPERTY, PLANT AND EQUIPMENT
  Property, plant and equipment                 99,427            97,724
  Less: accumulated depreciation and
    amortization                               (36,052)          (33,790)
                                              --------          --------
  Total Property, Plant and Equipment           63,375            63,934

OTHER ASSETS
  Other Assets                                   1,204             1,195
  Investments in Affiliates                      2,371             2,342
                                              --------          --------
  Total Other Assets                             3,575             3,537
                                              --------          --------
TOTAL ASSETS                                  $ 77,695          $ 78,323
                                              ========          ========

       The accompanying notes are an integral part of the financial statements.

                           Part I - Financial Information
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                     (Thousands)
-------------------------------------------------------------------------------

                                            June 30, 1997   December 31, 1996
                                            -------------   -----------------
                                             (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES
   Notes payable to bank                        $ 2,600         $ 2,400
   Accounts payable                               9,714          11,020
   Accrued and other current liabilities          2,493           1,686
   Current maturities of long-term debt           1,771           1,768
                                                -------         -------
   Total Current Liabilities                     16,578          16,874

LONG-TERM LIABILITIES
   Long-term debt                                11,553          12,383
   Deferred income taxes                         10,922          10,892

SUBORDINATED NOTES
   6.5% Convertible subordinated notes            3,580           3,580
                                                -------         -------
   Total Long-Term Liabilities                   26,055          26,855
                                                -------         -------
   Total Liabilities                             42,633          43,729

STOCKHOLDERS' EQUITY
   Common stock and additional
      paid-in capital                             6,777           6,355
   Contributed capital                           20,951          20,092
   Retained earnings                              7,334           8,147
                                                -------         -------
   Total Stockholders' Equity                    35,062          34,594
                                                -------         -------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                         $77,695         $78,323
                                                =======         =======


      The accompanying notes are an integral part of the financial statements.


                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                      Unaudited
                          (Thousands, except share amounts)
-------------------------------------------------------------------------------

                                        Three Months Ended      Six Months Ended
                                             June 30,                June 30,
                                        ------------------      ----------------
                                         1997        1996        1997      1996
                                        ------      ------      ------    ------
OPERATING REVENUES
  Railway operating revenues            $7,580      $7,166      $14,292  $14,469
  Other operating revenues                 552         481        1,070      857
                                        ------      ------      -------  -------
   Total Operating Revenues              8,132       7,647       15,362   15,326

OPERATING EXPENSES
  Maintenance, transportation
   and car hire                          5,591       5,909       10,970   12,425
  Depreciation and amortization          1,198       1,137        2,400    2,264
  General, administrative and other      1,171       1,260        2,421    2,309
                                        ------      ------      -------  -------

   Total Operating Expenses              7,960               8,306          15,791          16,998
                                        ------              ------          ------         -------
INCOME (LOSS) FROM OPERATIONS              172                (659)           (429)         (1,672)

Other Income (Expense)
 Interest expense, net                    (425)               (363)           (829)           (754)
 Gain on sale of property
  and equipment                              0                 231               3             251
                                        ------              ------          -------        -------
  Other Expense, Net                      (425)               (132)           (826)           (503)
                                        ------              ------          -------        -------
Loss before income taxes and
 equity interest in earnings
 (loss) of Affiliate                      (253)               (791)         (1,255)         (2,175)
Provision for income tax benefit            84                 269             413             739
                                        ------              ------          -------        -------
Loss before equity interest
 in earnings (loss) of Affiliate          (169)               (522)           (842)         (1,436)

Equity interest in earnings
 (loss) of Affiliate                        47                   2              29             (59)
                                        ------              ------          -------        -------
NET LOSS                                $ (122)             $ (520)         $  (813)       $(1,495)
                                        ======              ======          =======        =======
Loss per Share                          $(0.07)             $(0.28)         $ (0.44)       $ (0.83)
                                        ======              ======          =======        =======
Weighted Average
 Shares Outstanding                      1,856               1,831            1,844          1,808
                                        ======              ======          =======        =======

      The accompanying notes are an integral part of the financial statements.

                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      Unaudited
                                     (Thousands)
-------------------------------------------------------------------------------

                                                              Six Months Ended
                                                        -----------------------------
                                                        June 30, 1997   June 30, 1996
                                                        -------------   -------------
OPERATING ACTIVITIES
  Net loss                                                  $  (813)     $ (1,495)
  Adjustments to reconcile net loss to net cash
   provided (used) by operating activities:
   Depreciation and amortization                              2,400         2,264
   Provision for losses on accounts receivable                   12             0
   Provision for deferred income taxes                         (412)         (733)
   Gain on sale of fixed assets                                  (3)         (253)
   Equity interest in (income) loss of affiliate                (29)           59
  Changes in operating assets and liabilities:
   Increase in accounts receivable                           (1,120)       (1,472)
   Decrease in materials, supplies, prepaids
      and other current assets                                1,333           527
   (Decrease) Increase in accounts payable and
      accrued expenses                                         (492)          798
   Increase in other assets                                     (25)         (213)
                                                           --------      --------
Net Cash Provided (Used) by Operating Activities                851          (518)
                                                           --------      --------
INVESTING ACTIVITIES
   Additions to property, plant and equipment                (1,825)       (2,484)
   Investment in Affiliate                                        0        (2,000)
   Proceeds from sale of assets                                   1           276
   Contributed capital                                        1,301         1,204
                                                           --------      --------
Net Cash Used by Investing Activities                          (523)       (3,004)
                                                           --------      --------
FINANCING ACTIVITIES

 Increase in notes payable                              200        1,200
 Proceeds from long-term borrowings                       7        1,171
 Principal payments on long-term debt                  (834)        (563)
 Proceeds from other borrowings                           0          556
 Issuance of common stock                               422          998
 Dividends paid                                          (5)          (8)
                                                    -------      -------
Net Cash (Used) Provided by Financing Activities       (210)       3,354
                                                    -------      -------
Increase (Decrease) in Cash and Cash Equivalents        118         (168)
Cash and cash equivalents at beginning of period      1,179        1,213
                                                    -------      -------
Cash and Cash Equivalents at End of Period           $1,297       $1,045
                                                    =======      =======

The accompanying notes are an integral part of the financial statements.

DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

2. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the year ended December 31, 1997, due to certain freight revenues subject to seasonal variations. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

3. Earnings per common share have been adjusted retroactively to reflect a 5% stock dividend declared February 19, 1997.

4. Investment in Affiliate on the consolidated balance sheet and equity interest in income (loss) of Affiliate on the consolidated statement of operations reflects the Company's acquisition of a 40% interest in The Toledo, Peoria and Western Railroad Corporation (TP&W) on January 31, 1996. The investment is accounted for under Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

5. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of Statement 128 is not expected to be material.

6. On March 1, 1997, the Company granted 10,000 nonqualified stock options at an exercise price of $10.00 per share. In addition, on March 21, 1997, the Company granted 24,927 incentive stock options and 4,236 nonqualified stock options at exercise prices of $15.75 per share. During the six months ended June 30, 1997, 49,575 stock options were exercised at prices ranging from $8.43 to $8.64.

                             CONSOLIDATED BALANCE SHEETS
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                          (THOUSANDS, EXCEPT SHARE AMOUNTS)
-----------------------------------------------------------------------------

                              ASSETS
                                                      December 31,
                                                ------------------------
                                                   1996          1995
                                                ----------    ----------
CURRENT ASSETS
  Cash and cash equivalents                       $ 1,179       $ 1,213
  Accounts receivable                               5,269         5,406
  Reimbursable construction costs                   1,794         1,212
  Materials and supplies                            1,179           742
  Deferred income taxes                               332           332
  Prepaid expenses                                    730           698
  Other current assets -- Note 12                     369           665
                                                  -------       -------
    TOTAL CURRENT ASSETS                           10,852        10,268

PROPERTY, PLANT AND EQUIPMENT
  Land                                              1,731         1,658
  Buildings, machinery, equipment and
    leasehold improvements                         95,993        90,743

                                                                          --------      --------
                                                                            97,724        92,401

        Less accumulated depreciation and amortization                     (33,790)      (29,414)
                                                                          --------      --------
                TOTAL PROPERTY, PLANT AND EQUIPMENT                         63,934        62,987

OTHER ASSETS
        Other assets                                                           838         1,134
        Intangible assets, net                                                 357           389
        Investment in affiliate                                              2,342            --
                                                                          --------      --------
                                                                             3,537         1,523
                                                                          --------      --------
TOTAL ASSETS                                                              $ 78,323      $ 74,778
                                                                          ========      ========

See notes to consolidated financial statements.

                             CONSOLIDATED BALANCE SHEETS
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                          (THOUSANDS, EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------
                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------

                                                                               December 31,
                                                                          ----------------------
                                                                            1996          1995
                                                                          --------      --------
CURRENT LIABILITIES
        Notes payable to bank                                             $  2,400      $  2,100
        Accounts payable                                                    11,020        10,400
        Accrued and other current liabilities                                1,686         1,977
        Current maturities of long-term debt - Note 4                        1,768         1,075
                                                                          --------      --------
                TOTAL CURRENT LIABILITIES                                   16,874        15,552

LONG-TERM LIABILITIES
        Long-term debt - Note 4                                             12,383        12,802
        Deferred income tax                                                 10,892        10,398

SUBORDINATED NOTES
        6.5% Convertible subordinated notes                                  3,580         3,580
                                                                          --------      --------
        TOTAL LONG-TERM LIABILITIES                                         26,855        26,780
                                                                          --------      --------
COMMITTMENTS - Note 8 and 11
                TOTAL LIABILITIES                                           43,729        42,332
                                                                          --------      --------
STOCKHOLDERS' EQUITY
        Common stock,par value, $.125 per share - authorized
         10,000,000 shares; issued and outstanding -
         1,830,880 in 1996 and 1,612,927 in 1995                               229           202
        Additional paid-in capital                                           6,126         4,029
        Contributed capital                                                 20,092        18,021
        Retained earnings                                                    8,147        10,194
                                                                          --------      --------
                TOTAL STOCKHOLDERS' EQUITY                                  34,594        32,446
                                                                          --------      --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                  $ 78,323      $ 74,778
                                                                          ========      ========

See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF OPERATIONS
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                        (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-------------------------------------------------------------------------------

                                                    Year ended December 31,
                                                 ----------------------------
                                                   1996      1995      1994
                                                 --------  --------  --------
OPERATING REVENUES
  Railway operating revenues                      $30,213   $32,484   $24,981
  Real property revenues                            1,283     1,448     1,283
  Other operating revenue                             786       592     1,199
                                                  -------   -------   -------
  TOTAL OPERATING REVENUES                         32,282    34,524    27,463
                                                  -------   -------   -------

OPERATING EXPENSES
  Maintenance of way and structures                 3,902     4,267     3,604
  Maintenance of equipment                          3,078     2,969     2,449
  Transportation                                   14,896    18,021    14,288
  Car hire expense                                  1,810     1,455     1,194
  Depreciation and amortization                     4,604     4,186     3,885
  Taxes other than income taxes                       239       256       243
  General, administrative and other                 4,542     4,932     4,259
                                                  -------   -------   -------
  TOTAL OPERATING EXPENSES                         33,071   36,086     29,922

LOSS FROM OPERATIONS                                 (789)   (1,562)   (2,459)

Other (expense) income
  Interest expense, net                            (1,459)   (1,276)   (1,226)
  Gain on sale of property, equipment and other       381     5,331       337
                                                  -------   -------   -------
  Other (expense) income, net                      (1,078)    4,005      (889)
                                                  -------   -------   -------
(Loss) income before income taxes, extraordinary
  item and equity interest in income of affiliate  (1,867)    2,493    (3,348)
  Provision for income tax benefit (expense)          610      (878)    1,128
                                                  -------   -------   -------
  (Loss) income before extraordinary item and
    equity interest in income of affiliate         (1,257)    1,615    (2,220)
  Extraordinary item, net of tax                       --        --      (228)
                                                  -------   -------   -------
(Loss) income before equity interest in income
  of affiliate                                     (1,257)    1,615    (2,448)
Equity interest in income of affiliate                 92        --        --
                                                  -------   -------   -------
NET (LOSS) INCOME                                 $(1,165)  $ 1,615   $(2,448)
                                                  =======   =======   =======
Primary (Loss) Earnings per Share:
  (Loss) earnings before extraordinary item       $ (0.64)  $  0.95   $ (1.31)
  Extraordinary item                                   --        --     (0.13)
                                                  -------   -------   -------
  Net (loss) earnings per share                   $ (0.64)  $  0.95   $ (1.44)
                                                  =======   =======   =======

Fully Diluted (Loss) Earnings per Share:
  (Loss) earnings before extraordinary item       $ (0.64)  $  0.86   $ (1.31)
  Extraordinary item                                   --        --     (0.13)
                                                  -------   -------   -------
  Net (loss) earnings per share                   $ (0.64)  $  0.86   $ (1.44)
                                                  =======   =======   =======

[FN]
See notes to consolidated financial statements.



                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                    YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                     (THOUSANDS)
-----------------------------------------------------------------------------

                                               ADDITIONAL
                               COMMON STOCK       PAID-IN    CONTRIBUTED      RETAINED
                                  PAR VALUE       CAPITAL        CAPITAL      EARNINGS
                               ------------    ----------    -----------    ----------
BALANCE AT DECEMBER 31, 1993          $183        $2,544        $14,214       $12,552

 Net Loss                                                                      (2,448)
 5% Stock Dividend declared
  January 12, 1995                       9           734                         (750)
 Rehabilitation Subsidies                                         2,473
                               ------------    ----------    -----------     ---------
BALANCE AT DECEMBER 31, 1994           192        3,278          16,687         9,354

 Net Income                                                                     1,615
 5% Stock Dividend declared
  January 29, 1996                      10          751                          (775)
 Rehabilitation Subsidies                                         1,334
                               ------------    ----------    -----------     ---------
BALANCE AT DECEMBER 31, 1995           202        4,029          18,021        10,194
                               ------------    ----------    -----------     ---------
 Net Loss                                                                      (1,165)
 5% Stock Dividend declared
  February 19, 1997                     12          866                          (882)
 Rehabilitation Subsidies                                         2,071
 Issuance of Common Stock -
  Note 12                               15        1,231
                               ------------    ----------    -----------     ---------
BALANCE AT DECEMBER 31, 1996          $229       $6,126         $20,092       $ 8,147

[FN]
See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                    DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
                                     (THOUSANDS)
--------------------------------------------------------------------------------

                                                              YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                           1996        1995        1994
                                                           ----        ----        ----
OPERATING ACTIVITIES
 Net (loss) income                                       $(1,165)    $ 1,615     $(2,448
 Adjustments to reconcile net (loss)
  income to net cash provided by
  operating activities:
    Depreciation and amortization                          4,604       4,186       3,885
    Provision for losses on accounts receivable               20         110          31
    Provision for deferred income taxes                     (642)        829      (1,346)
    Gain on sale of fixed assets                            (379)     (5,336)       (328)
    Amortization of deferred income                            -        (158)         (8)
    Write-off of loan origination fees                         -           -         334
    Equity interest in income of affiliate                   (92)          -           -
 Changes in operating assets and liabilities:
    Decrease (increase) in accounts receivable               118         569      (1,914)
    (Increase) decrease in materials, supplies,
      prepaids and other current assets                     (710)     (1,173)        954
    Increase in accounts payable and
      accrued expenses                                       392         135       1,932
    Increase in other assets                                (281)       (338)        (71)
                                                          ------     -------     -------
Net Cash Provided by Operating Activities                  1,865         439       1,021
                                                          ------     -------     -------
INVESTING ACTIVITIES
    Additions to property, plant and equipment            (5,584)     (9,879)     (7,182)
    Acquisition of intangible assets                           -           -        (282)
    Proceeds and deposits from sale of assets
      and easement                                           406       6,346       1,357
    Contributed capital                                    3,138       2,021       4,491
    Investment in affiliate                               (2,000)          -           -


                                                  -------   -------   -------
Net Cash Used in Investing Activities              (4,040)   (1,512)   (1,616)
                                                  -------   -------   -------
FINANCING ACTIVITIES
    Increase (decrease) in notes payable              300    (1,300)    2,185
    Proceeds from long-term borrowings              1,496     4,680     5,565
    Principal payments on long-term debt           (1,222)   (1,990)   (7,057)
    Proceeds from (payments on) other borrowings      577      (406)      406
    Dividends paid                                     (8)       (6)       (6)
    Issuance of common stock                          998        --        --
                                                  -------   -------   -------
Net Cash Provided by Financing Activities           2,141       978     1,093
                                                  -------   -------   -------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS      (34)      (95)      498
Cash and cash equivalents at beginning of year      2,213     1,308       810
                                                  -------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR          $ 1,179   $ 1,213   $ 1,308
                                                  =======   =======   =======

[FN]
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DELAWARE OTSEGO CORPORATION AND SUBSIDIARIES
December 31, 1996, 1995 and 1994
------------------------------------------------------------------------------
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------
BUSINESS: The Company operates a 500 mile regional railroad system extending into the states of New York, Pennsylvania and New Jersey. The principal freight carried by the Company consists of manufactured goods, industrial raw materials, paper products and agricultural commodities. The principal markets for this freight are the New York City metropolitan area, Northern New Jersey and Central New York. The Company relies on, and its ability to compete is dependent upon, its rail connections with the CP Rail System and Consolidated Rail Corporation (Conrail.) Changes in the operations of either of these carriers could have a material adverse impact on the Company. See discussion of proposed changes in the ownership of Conrail as set forth in Note 13.

Due to the volume of business concentration, two major customers accounted for 69%, 72% and 64% of the Company's revenue from operations for 1996, 1995 and 1994, respectively. The Company generated revenues of approximately $15.8 million in 1996, $17.2 million in 1995 and $9.8 million in 1994 from CSX Intermodal, Inc. The Company generated revenues of approximately $6.3 million in 1996, $7.5 million in 1995 and $7.7 million in 1994 from Hanjin Shipping Lines. The loss of either customer or a material reduction in their operations would have a material adverse effect on the Company's results of operations.

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Unconsolidated investees are stated at cost plus equity in unremitted earnings since acquisition. The Company's share of earnings of unconsolidated investees is included in consolidated income using the equity method.

ACCOUNTS RECEIVABLE AND REVENUE RECOGNITION: Accounts receivable in the consolidated balance sheet reflect interline transactions with other railroads which the Company is required to enter into as part of settling freight payments received from customers. The system follows Railway Accounting Rules as adopted by member railroads of The Association of American Railroads, of which the Company is a member. At year end, in

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)-
------------------------------------------------------------------------------
accordance with industry practice, accrued revenue on a completed service basis is reflected in the consolidated statements of operations for unsettled freight not yet part of the interline accounting system.

At December 31, 1996, the Company's trade receivables include approximately $4.0 million or 76% of total receivables, representing balances due from the two major customers. At December 31, 1995, the Company's trade receivables include $4.1 million or 76% of total receivables, representing balances due from the same two major customers. The Company does not require collateral. The credit risk associated with this concentration is not deemed significant.

Allowances for doubtful accounts of $194 thousand and $171 thousand have been applied as a reduction of accounts receivable at December 31, 1996 and 1995, respectively.

Commodity Agreement Used to Hedge Price Fluctuations: The Company enters into a
-----------------------------------------------------
diesel fuel supply agreement to hedge its exposure to price fluctuations on approximately 35% of its anticipated fuel requirements during an eight month period, from Fall to early Spring, for its freight transportation business. The nature of the hedging transaction does not result in any significant risk to the Company.

Materials and Supplies: Materials and supplies are stated at the lower of cost
-----------------------
or market determined by the average cost method.

Materials and supplies are charged to expense, construction-in-progress or property, plant and equipment at the time of use.

Property, Plant and Equipment: Property, plant and equipment is recorded at
------------------------------
cost including capitalized interest during periods of construction. Depreciation is provided over the estimated useful lives of the related assets and is computed principally by the straight-line method for financial statement purposes.

Costs of reimbursable rehabilitation projects not yet complete are recorded in reimbursable construction costs. Charges incurred during the project phase are billed to the respective state or federal government agency. The proceeds from these subsidies are recorded in the consolidated statement of stockholders' equity as contributed capital at the time of receipt, net of applicable income taxes.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
------------------------------------------------------------------------------
The cost of property retired or sold and related accumulated depreciation are removed from the asset and allowance accounts. Gain or loss on disposition of property is reflected in earnings. Maintenance and repairs are charged to earnings as incurred. Renewals and betterments are capitalized.

Leasehold improvements are amortized on the straight-line method over the remaining life of the lease or the estimated life of the improvement, whichever is shorter.

Intangible Assets: Intangibles are amortized by the straight-line method over a
------------------
period of 5 to 40 years. Accumulated

10 of 33
amortization was $169 thousand and $1.1 million at December 31, 1996 and 1995, respectively. During 1996, $943 thousand of fully amortized intangible assets were written off resulting in no net change to the financial statements.

Estimated Self-Insurance Liability: The Company is self-insured to various ----------------------------------- limits for public liability and property loss. The liability for self-insurance is generally accrued based on occurrence, with liability for possible escalation on unsettled claims being estimated based on individual situation. The Company does not accrue an estimated liability for unasserted claims unless (i) it is aware of the possibility of such claim; (ii) it is considered probable such claim will be asserted at a future date; and (iii) it has a basis to estimate its potential exposure and there is a reasonable possibility of an unfavorable outcome. In the opinion of management, after review with attorneys for the Company, such claims are of a nature that they will not have a material adverse effect on the financial position of the Company.

Income Taxes: The Company provides for income taxes in accordance with the ------------- liability method as set forth in Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. (See Note 7.)

Per Share Amounts: Primary earnings per share is computed by dividing net ------------------ income (loss) by the weighted average number of shares outstanding of 1.820 mission in 1996 and 1.694 million in 1995 and 1994, including the effects of a 5% stock dividend declared February 19, 1997. Fully diluted net income per share is computed by dividing net income (loss) plus after tax interest incurred on the convertible debentures by the weighted average number of common shares outstanding, after giving effect to share assumed to be


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
-----------------------------------------------------------------------
issued on conversion of the convertible debentures, of 2.048 million shares in 1995. Stock options and warrants are not considered in the calculation as their effect is anti-dilutive or not material. Reported fully diluted and primary net income per share are the same for 1996 and 1994 as dilution form the assumed conversion of the convertible debentures issued in 1993 is antidilutive.

Cash Equivalents: The Company considers all highly liquid investments with a ----------------- maturity of three months or less when purchased to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with ----------------- generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT
--------------------------------------
A summary of property, plant and equipment balances by major classes at December 31, 1996 and 1995, is as follows:

THOUSANDS
                        1996       1995
                    --------   --------
Land                  $1,731     $1,658

1 of 33

Buildings and bridges                6,673     6,527
Machinery, equipment and roadway    88,330    83,604
Leasehold improvements                 990       612
                                   -------   -------
Less: allowance for depreciation
      and amortization             (33,790)  (29,414)
                                   -------   -------
PROPERTY, PLANT and EQUIPMENT, NET $63,934   $62,987
                                   =======   =======

NOTE 3 - NOTES PAYABLE TO BANK
------------------------------
Notes payable at December 31, 1996 and 1995 consist of a secured advance under a $5 million line of credit with Manufacturers and Traders Trust Company. Interest on these borrowings is at Prime plus 1.25% (Prime at December 31, 1996 was 8.25%). Available borrowings are based on and secured by eligible accounts receivable. At December 31, 1996 and 1995, eligible accounts receivable were $3.7 and $3.6 million and borrowings on the line were $2.4 million and $2.1 million, respectively. The weighted average interest rate on the borrowings is 9.2% and 9.7% for 1996 and 1995, respectively.

NOTE 4 - LONG-TERM DEBT
-----------------------
Long-term debt obligations at December 31 are summarized as follows: (in thousands)
                                               1996          1995
                                              ------        ------
Term loan payable to Manufacturers and
Traders Trust Company in quarterly
principal installments of $92 thousand
plus interest through 2004, with a balloon
payment of $1.33 million in same year.
Interest on portions of the term loan are
based on the prime rate plus 1.5% or LIBOR,
and the greater of a 3.5% fixed rate above
the yield on United States Treasury
Obligations, or 8%.
(Prime at 8.25% on December 31, 1996).        $4,083        $4,133

Loan payable to the New Jersey Economic
Development Authority due in monthly
installments of $18 - $20 thousand plus
interest, through 1999, with interest at
a rate between 2% and 9% (6% at December
31, 1996) secured by a mortgage on real
property.                                        693           927

Loan payable to the federal government
through the Federal Railroad Administration
(FRA) due in quarterly installments of
$88 thousand, including interest of 6.276%
with a balloon payment of $1.46 million on
March 31, 2000, secured by a mortgage on
real property.                                 2,147         2,356


NOTE 4 - LONG-TERM DEBT (continued)
----------------------------------
Loan payable to the federal government
through the Federal Railroad Administration
(FRA) due in quarterly installments of $93
thousand, including interest at 6.4% through
2015, secured by railway equipment.            4,034         4,143


Various promissory notes, mortgage notes and
capital leases, payable, due in monthly
installments, with interest varying from 4.9%
- 10.9% at December 31, 1996. The notes
 are secured by land, buildings or equipment.        3,194          2,318
                                                    ------         ------
                                                    14,151         13,877
Less current portion                                (1,768)        (1,075)
                                                    ------         ------


Long-term debt                                     $12,383        $12,802
                                                    ======         ======



During 1994, the Company completed the refinancing of its major bank debt with Manufacturers and Traders Trust Company. In conjunction with this refinancing, the Company wrote-off $334 thousand, representing the unamortized balance of deferred financing costs incurred in 1990 in conjunction with its prior loans. The write-off was recorded as an extraordinary item net of applicable income taxes of $106.

Substantially all assets of the Company are pledged as collateral under debt agreements. In addition to other requirements, the Company is required to meet certain minimum tangible net worth, working capital, and current ratio requirements under certain debt agreements. At December 31, 1996, the Company met all the minimum requirements.

The Company's loan agreement with Manufacturers & Traders Trust Company provides that the Company may not declare cash dividends in any fiscal year in excess of 40% of Consolidated Net Income in such fiscal year, and that cumulative dividends paid during the term of the loan may not exceed 10% of cumulative retained earnings.

In addition, the financing agreements between the Company and its subsidiary, NYS&W, and the federal government provides that yearly dividends may not exceed 50% of the total additions to retained earnings of the Company for the previous year, nor 50% of the total additions to retained earnings for 1985 and each year thereafter. One agreement further stipulates that the ratio of dividends paid to net income for any fiscal year, may not be greater than that ratio for the 5 years prior to the agreement.

Interest expense, net (in thousands) is comprised of interest expense of $1,719, $1,465 and $1,444 for 1996, 1995 and 1994 respectively, net of respective amounts for capitalized interest of $190, $104 and $147, and interest income of $70, $85 and $71. Interest paid (in thousands) was $1,640, $1,455 and $1,332 for the 1996, 1995 and 1994 periods.

A summary of maturities of long-term debt at December 31, 1996 is as follows (in thousands):

                        1997                    $ 1,768
                        1998                      1,623
                        1999                      1,566
                        2000                      2,464
                        2001                        897
                        Thereafter                5,833
                                                 ------
                                                $14,151
                                                 ======

NOTE 5 - 6.5% CONVERTIBLE SUBORDINATED NOTES
--------------------------------------------

During 1993, the Company completed a private placement of $3.6 million of 6.5% convertible subordinated notes due September 1, 2003. The notes are convertible into shares of the Company's presently authorized common stock at a conversion price of $10.08 per share, after giving effect to stock dividends. Interest on the notes is payable semi-annually on the first day of March and September of each year. The notes may be converted into shares anytime prior to maturity. The Company has reserved 355 thousand shares of authorized common stock for the conversion of the notes. Directors of the Company purchased $850 thousand of the notes.

NOTE 6 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------
The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 and the methods and assumptions used to estimate the fair value of each class of financial instruments held by the Company were as follows:

Cash and Cash Equivalents:   The carrying amount approximated fair value
-------------------------    because of the short maturity of these
instruments.

Long-Term Debt:   The fair value of the Company's long-term debt is estimated
--------------    using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount reported in the balance sheet approximates its fair value.

NOTE 7 - INCOME TAXES
---------------------
The components of the provision for federal and state income taxes are as follows (in thousands):

                        1996            1995            1994
                       ------          ------          ------
Current tax expense    $  (32)         $  (49)         $ (218)
Deferred tax benefit
  (expense)               642            (829)          1,346
                       ------          ------          ------
TOTAL INCOME TAX
  BENEFIT (EXPENSE)    $  610            (878)          1,128
                       ======          ======          ======

A reconciliation of the statutory U.S. federal income tax rate to the effective income tax rate follows:

                        1996            1995            1994
                       ------          ------          ------
Statutory income tax
  rate                 34.00%          34.00%          34.00%
State taxes, net of
  federal tax benefit   1.12            1.28           (2.72)
Other                  (2.45)           (.06)           2.41
                       ------          ------          ------
EFFECTIVE TAX RATE     32.67%          35.22%          33.69%
                       ======          ======          ======

State taxes are based on a combination of pre-tax earnings, allocated capital and gross transportation receipts. Amounts included in current tax expense were $32 thousand, $49 thousand and $218 thousand for 1996, 1995 and 1994 respectively.

The Company has general business credit carryovers of approximately $1.5 million which expire at various dates through the year 2003, net operating loss carryforwards of $12.4 million which expire at various dates through 2011, and alternative minimum tax credits of $983 thousand available to reduce income taxes otherwise currently payable.

----------------------------------
Net income tax payments amounted to $63 thousand, $237 thousand, and $28 thousand in 1996, 1995 and 1994, respectively.

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                        Thousands
                                                1996                1995
                                              --------            --------
Deferred tax liabilities:
    Book basis in excess of tax basis of
      property, plant and equipment            $17,555             $16,811

Deferred tax assets:
    Vacation reserve                           $   154             $   142
    Bad debt reserve                                66                  58
    Litigation reserve                              34                  55
    Other-net                                       11                  59
    Net operating loss carryforwards             4,228               3,929
    General business credit carryforwards        1,519               1,519
    AMT credit carryforwards                       983                 983
                                               -------             -------
        Total deferred tax assets                6,995               6,745
                                               -------             -------
        Net deferred tax liabilities           $10,560             $10,066
                                               =======             =======
Classification of deferred taxes:
        Non-current liabilities                $10,892             $10,398
        Current assets                            (332)               (332)
                                               -------             -------
                                               $10,560             $10,066
                                               =======             =======

NOTE 8 -- LEASES
----------------
The Company leases certain equipment and real estate under operating lease agreements for periods ranging from one to ten years. The annual rental expenses were $2.7 million, $2.9 million and $2.9 million for 1996, 1995 and 1994, respectively.


NOTE 8 -- LEASES (continued)
----------------------------
Future minimum lease payments for noncancelable operating leases as of December 31, 1996, are as follows (in thousands):

  Year ending December 31,
         1997                                  $  656
         1998                                     654
         1999                                     681
         2000                                     680
         2001                                     676
         Thereafter                             1,021
                                               ------
TOTAL MINIMUM OPERATING LEASE PAYMENTS         $4,368
                                               ======

NOTE 9 -- STOCK OPTIONS, WARRANTS AND PREFERRED STOCK
-----------------------------------------------------
The Stockholders of the Company have approved stock option plans for officers, directors and employees. At December 31, 1996 there are 186 thousand exercisable shares under option, which includes the effects of any stock dividends declared after options were granted, and 63 thousand options available for future grants. The exercise price of options granted is equal to the fair market value of the common stock on the date of grant, adjusted for stock dividends declared after grant date. The options expire ten years from the date of grant and the options range in exercise price from $8.43 to $9.52. the weighted average exercise price at December 31, 1996 was $8.63 and the weighted average remaining contractual life of those options is 6.6 years. No options have been exercised during the years of 1996, 1995 or 1994. Options granted were 2,500, 6,300 and 0 in 1996, 1995 and 1994, respectively.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, Accounting for Stock-Based Compensation, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. Because Statement 123 is applicable only to options granted subsequent to December 31, 1994 and most of the Company's outstanding options were granted prior to that date, its pro forma effect is not material and therefore, not presented.

NOTE 9 - STOCK OPTIONS, WARRANTS AND PREFERRED STOCK (CONTINUED)
----------------------------------------------------------------

The Company issued 60,000 warrants to purchase stock at $10.00 per share to a party involved in the financing of the TP&W acquisition in January, 1996. Due to the effects of stock dividends paid after issuance of warrants, there are currently 66,150 warrants available at an exercise price of $9.07.

The Company in 1996 authorized 1 million shares of preferred stock issuable in series, the voting, dividend, liquidation and other rights of which may be determined by the Board of Directors at the time of issuance. No such preferred stock has been issued.

NOTE 10 - EMPLOYEE BENEFIT PLAN
-------------------------------
On August 1, 1990, the Company established a defined contribution plan covering substantially all employees. Employees can contribute a portion of their salary or wages as prescribed under section 401(k) of the Internal Revenue Code and, subject to certain limitations, the Company will match a portion of the employees' contribution. the amounts of employer contributions were $93 thousand in 1996, $91 thousand in 1995 and $78 thousand in 1994.

NOTE 11 - COMMITMENTS
---------------------
The Company has outstanding commitments of approximately $8.6 million in connection with the completion of various rehabilitation projects and construction in progress. Completion dates range from six months to three years. The commitments are expected to be partially offset by government agency funding of approximately $8.2 million.

The Company entered into an agreement in August, 1992 to purchase certain property currently under lease for a total inflation adjusted purchase price of approximately $3.75 million. During the second quarter of 1995, the Company deposited $500 thousand towards the purchase. The Company will be required to pay an additional $750 thousand at closing, which is anticipated to occur during the first half of 1997. Early in 1996, the Company received a commitment for a credit facility from Manufacturers and Traders Trust Company for $2.5 million to finance the purchase. The commitment expires on March 31, 1997. The property is presently being used for relocation and expansion of its bulk distribution operations.

During the fourth quarter of 1995, the Company entered into a contract to sell certain parcels of railroad property of a non-

NOTE 11 - COMMITMENTS (continued)
---------------------------------
operating Company subsidiary for $500 thousand, which is anticipated to close during the first half of 1997. The carrying amount is estimated at $110 thousand. The proceeds will be used for working capital purposes.

Certain claims have been filed against the Company or its subsidiaries and have not been finally adjudicated. These claims when finally concluded and determined, will not, in the opinion of management based upon information that it presently possesses, have a material adverse effect on the consolidated financial position or results of operations.

NOTE 12 - INVESTMENT IN AFFILIATE
---------------------------------
On January 31, 1996, the Company completed the purchase of a 40% interest in The Toledo, Peoria and Western Railroad Corporation (TP&W) for consideration totaling $2.25 million, including 25,000 shares of the Company's common stock. The non-stock portion of the consideration for the acquisition was funded through a $1 million loan and the private placement of 100,000 shares of the Company's common stock. Additionally, the Company issued warrants to purchase 60,000 common shares to another party involved in the transaction. The investment is accounted for under the provisions of APB 18, The Equity Method of Accounting for Investments in Common Stock.

The TP&W owns a 284 mile Class III regional railroad which provides rail service on a generally East-West route across one of the top grain producing regions in the world. It stretches from Fort Madison, Iowa through Central Illinois (approximately 70 miles south of Chicago) to Logansport, Indiana and includes service to two company-operated intermodal facilities. The TP&W hauls agricultural products, chemicals, coal, fertilizer, food products, steel, manufactured goods and consumer products for such customers as ADM, Cilco, Witco, Lonza and Caterpillar.

The TP&W showed a net income of $230 for the eleven months ended December 31, 1996. Accordingly, the Company is reporting 40% or $92 as Equity Interest in Income of Affiliate in its Consolidated Statement of Operations for 1996.

Under an Administrative Services Agreement by and between the TP&W dated January 31, 1996, the Company performs certain administrative services for the TP&W. Total administrative services performed and billed by the Company for the eleven month period ended December 31, 1996 totaled $1 million. In the normal course of business,

NOTE 12 - INVESTMENT IN AFFILIATE (continued)
---------------------------------------------
certain other transactions exist between the Company and the TP&W. For the above mentioned period, these types of billings to the TP&W totaled approximately $336 thousand, offset in part by TP&W billings to the Company totaling approximately $99 thousand.

At December 31, 1996 the Company had a net receivable from the TP&W of approximately $198 thousand, the majority of which is included in other current assets. Of this amount, $60 thousand represents amounts receivable under the Administrative Services Agreement and the remaining $138 are various direct charges incurred or services performed by the Company, not of direct payables to the TP&W. At December 31, 1995, the Company had incurred $592 thousand of advances related to the purchase which were recorded in other current assets and reimbursed at closing on January 31, 1996.

The following is summarized financial information for the unconsolidated investee as of and for the eleven months ended December 31, 1996: (in thousands)

              Current assets                    $ 3,601
              Noncurrent assets                  18,478
              Current liabilities                 6,594
              Noncurrent liabilities              9,847
              Operating revenues                 10,283
              Operating expenses                  9,282
              Income from operations              1,001
              Net income                            230

In connection with a $7 million term loan between the TP&W and Creditanstalt Corporate Finance, Inc., (CCF) entered into on January 31, 1996, the Company, along with the other owners of TP&W entered into a cash collateral agreement and deficiency guarantee. The cash collateral agreement required the Company to make deposits totaling $400 thousand to CCF as collateral to secure the loan in the event of default by the TP&W. These deposits are included in other assets at December 31, 1996. The deficiency guarantee obligates the Company, severally, with the other owners of TP&W, to guarantee payment of the term loan in accordance with the terms of the loan agreement.

The Company has also entered into a back-up agreement, dated January 31, 1996, with another owner of the TP&W (who is a member of the Board of Directors) whereby the Company agrees to reimburse this party for any amounts that the party is required to pay under the deficiency guarantee or for any portion of the party's deposits, paid in under the cash collateral agreement, that are applied by the CCF towards the loan.

NOTE 13 - POTENTIAL CHANGE IN OWNERSHIP OF CONRAIL
--------------------------------------------------
On October 15, 1996 CSX Corporation and Conrail announced plans to merge. Thereafter, Norfolk Southern announced a competing tender offer to acquire ownership of Conrail. At March 24 1997, press reports indicate that the rail lines will be divided between CSX and NS, although the details of this division are not currently available. The Company's main operating subsidiary, NYS&W, derives approximately 49% of its operating revenue from traffic hauled for a CSX subsidiary, and derives approximately 20% of its operating revenue from intermodal traffic hauled in conjunction with Norfolk Southern. The Company has multi-year contracts for both of these revenue sources. The Company is unable to predict either the final outcome of the restructuring of the eastern U.S. railroad system at this time, or the impact such restructuring, if it occurs, will have on the Company in the future.